UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

To the Shareholders of Unbridled Energy Corporation

These financial statements for the third quarter ended September 30, 2009, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management.  These financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee.  In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by the Company’s auditors.

Sewickley, PA, USA

November 25, 2009

MANAGEMENT

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2009 and December 31, 2008

(Unaudited – Prepared by Management)

	September 30,	December 31,
ASSETS	2009	2008

Current
Cash	$ 1,038,046	$ 2,848,309
Amounts receivable – Note 9	34,560	165,590
GST recoverable	28,372	13,966
Prepaid expenses and deposits	108,544	131,154

	1,209,522	3,159,019
Property and equipment – Notes 3 and 9	8,533,358	9,279,450

	$ 9,742,880	$ 12,438,469

Current
Accounts payable and accrued liabilities – Note 7	$ 1,209,815	$ 449,442
Bank loan – Note 4	4,049,923	4,607,085

	5,259,738	5,056,527
Asset retirement obligation – Note 5	373,445	534,254

	5,633,183	5,590,781

Share capital – Note 6	30,278,262	30,583,676
Contributed surplus – Note 6	3,491,740	3,283,751
Deficit	(29,660,305)	(27,019,739)

	4,109,697	6,847,688

	$ 9,742,880	$ 12,438,469

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 3, 6 and 8

Subsequent Events – Note 14

APPROVED BY THE DIRECTORS:

“Craig Steinke”	Director	“Robert D. Penner”	Director
Craig Steinke		Robert D. Penner

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the nine-month period ended September 30, 2009 and September 30, 2008

(Unaudited – Prepared by Management)

	Third Quarter ended		Year to date ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

Revenue
Oil and gas production (net of royalties)	$ 152,904	$ 194,473	$ 417,023	$ 588,527
Well supervision and administration	31,402	-	344,578	-
Unrealized gain – commodity hedge	-	228,560	-	17,428
Interest	1,090	25,057	9,546	52,402

	185,396	448,090	771,147	658,357

Expenses
Accounting and audit fees	5,781	19,967	103,803	90,695
Bad debt expense	47,036	-	47,036	-
Bank charges	1,028	342	2,142	1,850
Consulting – Note 7	40,243	74,569	211,410	231,398
Depletion, depreciation and accretion	62,408	65,281	238,817	232,648
Financial marketing	-	2,332	376,514	82,176
Foreign exchange loss (gain)	(355,955)	175,809	(561,668)	295,115
Investor relations	17,573	16,922	54,027	64,219
Interest and finance fees	38,162	49,071	126,921	153,688
Legal fees – Note 7	38,660	71,551	163,901	238,047
Office and miscellaneous	53,669	38,555	253,798	206,573
Payroll and benefits – Note 7	155,512	177,437	510,169	732,316
Production costs	29,383	31,792	161,146	170,623
Professional fees	13,984	52,831	85,518	115,002
Regulatory and transfer agent fees	1,208	7,109	14,586	25,758
Rent	52,445	84,134	141,807	178,706
Stock-based compensation – Note 6	110,221	119,208	207,989	339,271
Travel and promotion	3,919	54,434	55,312	215,453
	315,277	1,041,344	2,193,228	3,373,538

Loss before other items:	(129,881)	(593,254)	(1,422,081)	(2,715,181)
Write-down of oil and gas properties - Note 3	4,864	-	(1,523,899)	-
Loss before income taxes:	(125,017)	(593,254)	(2,945,980)	(2,715,181)
Future income tax recovery	161,864	-	305,414	-

Net income (loss) and comprehensive income (loss) for the period	36,847	(593,254)	(2,640,566)	(2,715,181)
Deficit, beginning of the period	(29,697,152)	(14,289,108)	(27,019,739)	(12,167,182)
Deficit, end of the period	$ (29,660,305)	$(14,882,363)	$(29,660,305)	$(14,882,363)

Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.04)	$ (0.05)

Weighted average number of common shares outstanding	69,933,618	69,933,618	69,933,618	58,716,984

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month period ended September 30, 2009 and September 30, 2008

(Unaudited – Prepared by Management)

	Third Quarter ended		Year to date ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

Operating Activities
Net income (loss) for the period	$ 36,847	$ (593,254)	$ (2,640,566)	$ (2,715,181)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	(161,864)	-	(305,414)	-
Stock-based compensation	110,221	119,208	207,989	339,271
Unrealized gain on commodity hedge	-	(228,560)	-	(17,428)
Write-down of oil and gas properties	(4,864)	-	1,523,899	-
Depletion, depreciation and accretion	62,408	65,281	238,817	232,648
Changes in non-cash working capital balances related to operations:
Amounts receivable	163,431	(181,664)	131,030	188,203
GST recoverable	(5,454)	5,212	(14,406)	474,022
Prepaid expenses and deposits	25,803	(19,299)	22,610	(44,910)
Accounts payables and accrued liabilities	759,922	(154,258)	760,373	(2,201,186)
Asset retirement obligation	294	-	(218,554)	-
	986,744	(987,334)	(294,222)	(3,744,561)

Investing Activities
Funds held in trust	-	-	-	102,221
Other assets	-	7,485	-	(85,094)
Reclamation deposits	-	-	-	231,276
Disposition of property and equipment	-	-	1,100,000	-
Acquisition of property and equipment	(1,117,601)	(581,652)	(2,058,879)	(2,159,436)
	(1,117,601)	(574,167)	(958,879)	(1,911,033)

Financing Activities
Advances from bank loan	(349,125)	168,322	(557,162)	969,655
Proceeds from issuance of common shares, net	-	-	-	7,382,887
	(349,125)	168,322	(557,162)	8,352,542

Increase (decrease) in cash during the period	(479,982)	(1,393,179)	(1,810,263)	2,696,948

Cash, beginning of the period	1,518,028	4,599,509	2,848,309	509,382

Cash, end of the period	$ 1,038,046	$ 3,206,330	$ 1,038,046	$ 3,206,330

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ 58,853	$ 49,843	$ 126,921	$ 104,616
Income taxes	$ -	$ -	$ -	$ -

Supplemental Cash-Flow Information – Note 13

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 1

Nature of Operations and Ability to Continue as a Going Concern

Unbridled Energy Corporation (“the Company”) is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.  During 2007, the Company changed its year end to December 31.  These unaudited financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual audited financial statements and notes thereto for the year ended December 31, 2008.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to meet its obligations and continue its operations in the foreseeable future.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $29,660,305 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below and the policies disclosed in the annual financial statements:

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Unbridled Energy USA Inc., Unbridled Energy New York LLC, Unbridled Energy Ohio LLC and Unbridled Energy PA LLC.  All inter-company balances and transactions have been eliminated on consolidation.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 2

Significant Accounting Policies – (cont’d)

b)

Foreign Currency Translation

The Company’s foreign operations are of an integrated nature.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates.  Revenues and expenses are translated at rates of exchange prevailing on the dates of the underlying transaction.  Gains or losses on translation are included in the determination of net earnings or losses.

c)

Recent Accounting Pronouncements

(i)

Financial Statement Concepts

CICA Handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(ii)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company adopted the new standards for its fiscal year beginning January 1, 2009.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 2

Significant Accounting Policies – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

(iii)

Business combinations, Consolidation Financial Statements and Non- controlling Interest

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

(iv)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing GAAP in Canada.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2012.  While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 3

Property and Equipment

	September 30, 2009
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$ 8,651,331	$ 386,954	$ 8,264,377
Leasehold improvements	338,897	123,796	215,101
Office equipment	85,783	31,903	53,880

	$ 9,076,011	$ 542,653	$ 8,533,358

	December 31, 2008
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$ 9,317,356	$ 254,419	$ 9,062,937
Leasehold improvements	338,897	192,042	146,855
Office equipment	90,907	21,249	69,658

	$ 9,747,160	$ 467,710	$ 9,279,450

For the nine month period ended September 30, 2009, and for the year ended December 31, 2008, the Company did not capitalize any general and administrative costs.

As at September 30, 2009, petroleum and natural gas properties include the cost of unproved properties in Canada and the USA in the amounts of $4,058,335 and $807,913 respectively (December 31, 2008 - $4,156,674 and $1,824,076), which has been excluded from the depletion calculation and future capital costs of $Nil (December 31, 2008  - $Nil) have been included in the depletion calculation.

Petroleum and Natural Gas Properties:

a)

Canada Oil and Gas Properties

i)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in Alberta, Canada.

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred.  Under the terms of the agreement, the Company paid 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company acquired an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  As consideration, the Company paid $475,000.  The Company also agreed to acquire a 30% working interest in another well on the prospect, the Chambers 7-18 well.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 3

Property and Equipment – (cont’d)

Pursuant to a separate Farm In and Option to Purchase Agreement dated April 18, 2007, the Company agreed to incur additional costs related to the drilling and completion, capping or abandoning of the Chambers 16-21-41-11 option well along with its joint venture partners for an interest in the 16-21 well and incremental earned interest in the Chambers 3-17 and Chambers 7-18 wells, which is to be determined based on the proportionate share of actual costs incurred.

At September 30, 2009 principal operations have not yet commenced and the Chambers property is considered to be in the preproduction stage.  To September 30, 2009, the Company has incurred costs, net of incidental revenues, of $15,060,449 (December 31, 2008 - $15,092,114) for acquisition and drilling. As of September 30, 2009, the net carrying value of the Chambers Property is $4,058,335 net of a write down of $11,002,114.

ii)

Tsuu T’ina First Nation Property

In March 2009, the Company entered into an agreement with Canadian Phoenix Resources Corp. (“CPH”) (Note 5(a) (ii)) whereby the Company agreed to convey its interest in the Tsuu T’ina First Nation Property to CPH.  As consideration, the Company agreed to sell for $1,100,000 and received the amount.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a purchase and sale agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  The property is in production and consists of 67 gross and approximately 32.03 net wells.  The Company completed the purchase of a 50% WI in 22 wells in Chautauqua County on July 9, 2008.  The agreement calls for the Company to spend $500,000 (“Payment Commitment”) by July 9, 2010 to work over and/or recomplete certain of the purchased wells to improve production.  For a period of 90 days following the Company satisfying its payment commitment, the Company shall have the option to purchase an additional 25% WI to the 13,280 acres originally purchased in New York.   As of September 30, 2009, the Company has incurred acquisition and development costs of $3,630,680 (December 31, 2008 - $3,336,606).

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 3

Property and Equipment – (cont’d)

        b)

US Oil and Gas Properties – (cont’d)

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  In December 31, 2007, the Company acquired approximately 7,500 net acres in the region, and the Company continued acquiring leases in 2008 for a total of approximately 30,000 gross acres, 15,000 net acres. At September 30, 2009, principal operations have not yet commenced and the property is considered to be in the pre-production stage. As of September 30, 2009, the Company has incurred acquisition and development costs of $1,534,641 (December 31, 2008 - $1,366,919), which is excluded from assets subject to depletion.

As of September 30, 2009, the net carrying value of the Ohio Property is $Nil net of a current year write down of $1,534,641.

iii)

Oil and Gas Property, Pennsylvania

As of September 30, 2009, the Company has incurred acquisition and development costs of $807,914 (December 31, 2008 - $457,157), which is excluded from assets subject to depletion. Acres under lease total 1,442 gross and net acres.

As of September 30, 2009, the net carrying value of the Pennsylvania Property is $807,914.  See also Note 14 regarding Subsequent Events.

Note 4

Bank Loan

The Company executed a Business Loan Agreement and Promissory Note for letters of credit with Huntington National Bank.  Funds from this debt facility are being applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and for general corporate purposes.

The facility provides for a borrowing base up to USD$6,000,000, as determined from time to time by the lender based on the Company’s oil and gas reserves.  At September 30, 2009, the available borrowing base was USD$4,200,000 and the Company has drawn USD$3,782,500 ($4,049,923) from the facility.

The loan bears interest of LIBOR plus 250 basis points (2.74125% as at September 30, 2009) and is repayable on November 16, 2009.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA. The Company is required to make monthly interest payments.  In the event that the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 4

Bank Loan – (cont’d)

The loan includes certain non-financial and financial covenants, including but not limited to a requirement to maintain a minimum adjusted EBITDA to adjusted current liability ratio of 1.25:1.00, commencing six months after the Company begins selling gas from the Chambers 3-17 and Chamber 16-21 wells.  As at September 30, 2009, the covenants were not yet in effect as the Company has not begun selling gas from Chambers 3-17 and 16-21 wells.

In spite of the Company being current on all payment obligations to the bank, Huntington National Bank informed the Company that it is in default of the loan as a result of the decrease in value of the secured assets.  Negotiations were initiated with the Bank to discuss the terms and conditions of a forbearance agreement.   See Note 14 regarding Subsequent Events.

Note 5

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	Three months ended September 30, 2009	Three months ended September 30, 2008	Six months ended September 30, 2009	Six months ended September 30, 2008

Asset retirement obligation, beginning of the period	$ 351,203	$ 390,214	$ 534,254	$ 373,983
Liabilities incurred	-	6,251	-	6,251
Reduction of liability on sale of property	294	-	(218,554)	-
Accretion	21,948	8,048	57,745	24,279

Asset retirement obligation, end of the Period	$ 373,445	$ 404,513	$ 373,445	$ 404,513

The following significant assumptions were used to estimate the asset retirement obligations:

	September 30, 2009	December 31, 2008

Credit-adjusted risk-free discount rate	5%	5%
Inflation rate	3%	3%
Expected timing of cash flows	Estimated year well becomes uneconomic, 2009 to 2047

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 6

Share Capital and Contributed Surplus

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, December 31, 2007	44,533,968	23,522,495
Issue of shares for cash:
Private placements - at $0.30	19,964,350	5,989,305
Private placements - at $0.33	5,435,300	1,793,649
Tax effect of flow-through share renunciation		(175,599)
Share issue costs	-	(546,174)

Balance, September 30, 2009 and December 31, 2008	69,933,618	$ 30,583,676
Tax effect of flow-through share renunciation	-	(143,550)

Balance, September 30, 2009 and December 31, 2008	69,933,618	$ 30,440,126

b)

Issued: common shares

During the year ended December 31, 2008, the Company issued 19,964,350 units consisting of one common share and one-half share purchase warrant at $0.30 per unit pursuant to a private placement that closed on May 8, 2008 for gross proceeds to the Company of $5,989,305 and issued 5,435,300 flow-through common shares at $0.33 per share for gross proceeds of $1,793,649.  Each share purchase warrant entitles the holder thereof to purchase one common share at $0.45 per share for a period of eighteen months. The Company paid finders fees of $369,791 and issued 477,884 warrants to purchase common shares at $0.45 per share for a period of eighteen months.  The fair value of the warrants was $86,640.  In connection with the private placements, the Company also paid $89,743 in legal and filing fees.   No new issuance of common shares occurred in the current period.

As at September 30, 2009, the Company has incurred approximately $1,332,000 on Canadian exploration and development expenditures in respect to the flow-through financing and is required to spend an additional $461,000 before December 31, 2009.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 6

Share Capital and Contributed Surplus – (cont’d)

c)

Commitments

i)

Stock-based Compensation Plan

Additional 100,000 options were granted to a director during the nine month period ended September 30, 2009

The Company has recorded a total of $207,989 (September 30, 2008 – $339,271) as stock-based compensation expense on the Consolidated Statements of Operations

A summary of the status of the stock option plan as of September 30, 2009 and the changes during the periods are as follows:

		Weighted Average
	Number	Exercise Price

Outstanding, December 31, 2008	3,780,000	$0.56
Granted	100,000	$0.35
Expired/Forfeited	(390,000)	$0.54

Outstanding, September 30, 2009	3,490,000	$0.54

Exercisable, September 30, 2009	2,848,333	$0.59

Exercisable, December 31, 2008	1,920,000	$0.73

As at September 30, 2009, there are 3,490,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercisable	Exercise Price	Expiry Date

150,000	150,000	$0.50	October 15, 2010
100,000	100,000	$0.75	May 14, 2011
445,000	445,000	$0.75	August 17, 2011
345,000	345,000	$0.75	September 5, 2011
625,000	625,000	$0.75	July 17, 2012
100,000	100,000	$0.75	November 19, 2012
100,000	66,667	$0.75	July 14, 2013
1,460,000	973,333	$0.35	July 14, 2013
65,000	43,333	$0.36	September 11, 2013
100,000	-	$0.35	September 4, 2014

3,490,000	2,848,333

The weighted average contractual life remaining of all stock options is 3.02 years.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 6

Share Capital and Contributed Surplus – (cont’d)

d)

Commitments – (cont’d):

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance, December 31, 2008	19,955,613	$0.63
Granted	-	-
Exercised	-	-
Expired/cancelled	(9,495,560)	$0.84

Balance, September 30, 2009	10,460,053	$0.45

At September 30, 2009, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

10,460,053	$0.45	November 7, 2009

e)

Contributed Surplus

	September 30,	December 31,
	2009	2008

Balance, beginning of period	$ 3,283,751	$ 2,485,337
Stock based compensation	207,989	711,774
Issuance of warrants	-	86,640

Balance, end of period	$ 3,491,740	$ 3,283,751

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 7

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	September 30,	September 30,
	2009	2008

Consulting	$ 188,042	$ 62,100
Legal fees	32,827	10,698
Payroll and benefits	86,993	26,890

	$ 307,862	$ 99,688

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $86,993 (September 30, 2008 - $26,890). Included in consulting fees above were management fees of nil (September 30, 2008 - $nil).

Included in accounts payable and accrued liabilities is $23,280 (September 30, 2008 - $26,890) due to directors for directors fees.  The payables are unsecured, non-interest bearing with no specific terms of repayment.

Note 8

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2009	$ 62,012
2010	259,759
2011	183,524
2012	158,112
2013	158,112

$ 821,519

The Company has entered into a contract with an unrelated party whereby it will deliver a monthly gas production and receive a fixed price of $8.27 per mcf from National Fuel Resources Inc.  The contract expires in February 2010.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 9

Amounts Receivable

As at ended September 30, 2009, the Company’s major joint venture partner (“the Partner”) in the Chambers prospect failed to perform financially with regard to their obligations under signed authorizations for expenditures totalling $2,006,257 (December 31, 2008 - $2,006,257).  During the period ended December 31, 2007, the Company exercised its rights under the Canadian Association of Petroleum Landmen (“the CAPL” agreement) Operating Procedure agreement to recover this amount, including setting off the Partner’s share of income from the Chambers 3-17 well and initiating a legal action to sell the Partner’s interest in the prospect to reduce the receivable.

Given the uncertainty regarding the collectibility of the amounts receivable, the Company has recorded $1,550,000 as petroleum and natural gas costs (in property and equipment) during the period ended September 30, 2009 (December 31, 2008 - $1,550,000) to reflect additional costs which the Company has borne on drilling this well. Any recovery will be recorded as a reduction of the petroleum and natural gas properties in the period that it occurs.

The claim sought by the Company against the Partner (see also Note 13 above for information regarding a related dispute) was heard in the Alberta Court of Queen’s Bench on April 21, 2009. The Court ruled in favour of the Company, confirming that the Company has a valid operator’s lien and granting the Company the right to sell the Partner’s interest in the Chambers prospect to recover the amounts ultimately determined to be owing to the Company.  The Partner has 20 days from the date of the order to appeal the ruling.  To date the Court has not issued the Order.  See also Note 14 regarding Subsequent Events.

Note 10

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At September 30, 2009 and December 31, 2008, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past other than with the Partner which has been allowed for.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 10

Financial Instruments – (cont’d)

c)

Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company is dependent upon future equity financings in order to fund its financial liabilities.

As at September 30 2009, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities, and bank loan.

d)

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk comprises foreign exchange risk, interest rate risk and commodity price risk discussed below.

e)

Interest Rate Risk

The Company is exposed to interest rate risk on bank loans to the extent of changes in the LIBOR rate.  At September 30, 2009, a one percent increase or decrease in the interest rate on debt amounts to a $40,500 impact to the Consolidated Statements of Operations for the year.  Such a one percent increase or decrease in the interest rate on cash and cash equivalents would have a $25,100 net impact to the Consolidated Statements of Operations for the year.

f)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate through the use of financial derivative sales contracts.  As of September 30, 2009, the Company’s gas production in New York is sold through a marketing pool through an operator that has a contracted to sell a portion of the pooled gas at a fixed price of $8.27 per mcf until February 2010.

g)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its operations in the United States.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 10

Financial Instruments – (cont’d)

g)

Foreign Exchange Risk – (cont’d)

As of September 30, 2009, the carrying amount of the Company’s foreign currency denominated in US dollar monetary assets was approximately $163,000 and monetary liabilities (excluding intercompany accounts) were $4,300,000.  Assuming all other variables remain constant, a fluctuation of one cent in the exchange rate of the US dollar to the Canadian dollar would result in an annual increase (decrease) on profit or loss of approximately $41,400.

Note 11

Management of Capital

The Company’s objectives when managing capital are: to safeguard the Company’s ability to continue as a going concern in order to facilitate the develop its oil and gas properties and to maintain an optimal capital structure, while ensuring the Company’s strategic objectives are met; and to provide an appropriate return to shareholders relative to the risk of the Company’s underlying assets.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, warrants, contributed surplus and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company’s planned requirements.  The Company may adjust its capital structure by issuing new equity, issue new debt, or acquire or dispose of assets, and control of the capital expenditures program.

The oil and gas properties in Canada which the Company currently has working interest are in the exploration stage. As such, the Company is dependent on external financing to develop its properties and fund its activities.  In order to carry out its planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed and if available, and may even dispose of its interest in the oil and gas properties.

Management reviews its capital management approach on an ongoing basis.

Note 12

Geographic Segments

The Company has one segment and operates in two geographic regions as follows:

September 30. 2009
	Canada	United States	Total

Oil and gas revenue, net	$ 20,762	$ 740,839	$ 761,601
Property and equipment	$ 4,268,222	$ 4,265,136	$ 8,533,358

December 31. 2008
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 720,638	$ 720,638
Property and equipment	$ 4,340,818	$ 4,938,632	$ 9,279,450

UNBRIDLED ENERGY CORPORATION

INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2009 and September 30, 2008

Note 13

Supplemental Cash-Flows Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the Consolidated Statements of Cash Flows. The following transactions have been excluded from the Consolidated Statements of Cash Flows:

During the period ended September 30, 2009, the Company capitalized $nil (December 31, 2008 -  $96,357) in asset retirement costs.

During the period ended September 30, 2009, the Company did not issue any warrants (December 31, 2008 - 477,884 warrants were issued as a finder’s fee with a fair value of $86,640).

Note 14

Subsequent Events

1.

The Company executed a Combination Agreement with Altima Resources Ltd. (ARH), the Company’s joint venture partner in the Chambers area, on November 18, 2009 to combine the companies pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), subject to board, shareholder and regulatory approval.  Under the proposed transaction, ARH will issue one share of ARH common stock in exchange for each outstanding share of Unbridled Energy Corporation common stock.  The combination of the two entities will create a larger entity that the Company’s management believes will reduce redundant costs and have greater access to capital.  The proposal includes a plan to have the new entity divest itself of all assets that are outside of Canada, and focus its resources on the development of the Chambers assets.  The parties will endeavor to complete the transaction by January 31, 2010.

2.

On October 1, 2009 Rob Pryde, Vice President, Exploration of Unbridled Energy Corporation, submitted his resignation to the Board of Directors and announced that he is accepting a position with another company.  The Board of Director’s accepted Mr. Pryde’s resignation.  Mr. Pryde’s last day was October 30, 2009.

3.

Effective October 13, 2009 the Company completed the arrangement to sell its 283.59 acre lease position in Tioga County, Pennsylvania.  The purchase price of the leases was $2,500 USD per acre, and Unbridled Energy retained an overriding royalty of 4.5%.  Proceeds from the sale of the leases totalled $708,975 USD.  The book value of the leases at September 30, 2009 was $451,875 USD.

4.

The Company signed a Forbearance Agreement with Huntington National Bank (“Bank”) on October 27, 2009.  The Bank agreed to extend the maturity date of the Company’s outstanding bank loan from November 16, 2009 to December 16, 2009, and to forbear from taking any further action to collect the bank loan until at least December 16, 2009.  In exchange, the Company agreed to make an immediate principal payment of $175,000 (USD) to the Bank and have one of the Company’s U.S. subsidiaries, Unbridled Energy PA., LLC, execute an Agreement of Guaranty and Suretyship of the Loans, a related Open-End Mortgage, Indenture, Security Agreement, Financing Statement and Assignment of Production Agreement in respect of the U.S. owned assets of Unbridled Energy PA., LLC.  The primary asset of Unbridled Energy PA., LLC, in which the Bank will now have a mortgage lien, is its 1,158 acres of oil and gas leases in Lycoming County, Pennsylvania, an area in the main fairway of the Marcellus shale formation.  The Company is seeking a purchaser for these leases.

5.

The Company signed a Bill of Sale and Assignment on November 19, 2009 to transfer all of Unbridled’s right, title and interest in the Company’s four wells in Ohio, leases and right of ways to an unrelated third party.  The Company has no assets remaining in Ohio.  With this transaction, the Company has avoided the plugging liability associated with the wells.